UNITED [redacted]

SECURITI[redacted]SSION

04002085

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

GLOBAL SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 EAST 52ND STREET
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

PROCESSED MAR 17 2004 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SELIM CEVIKEL (212) 317-9797
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 25 2004 WASH, D.C. SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SELIM CEVIKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL SECURITIES USA, INC.., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

RONALD B. FEINGOLD
Notary Public, State Of New York
No. 02FE4650892
Qualified In Nassau County
Commission Expires April 30, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

GLOBAL SECURITIES (USA), INC.

(wholly owned subsidiary of Global Menkul Degerler A.S.)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003

GLOBAL SECURITIES (USA), INC.

(wholly owned subsidiary of Global Menkul Degerler A.S.)

REPORT PURSUANT TO RULE 17a-5d

DECEMBER 31, 2003

CONTENTS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulvioilp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Global Securities (USA), Inc.:

We have audited the accompanying statement of financial condition of Global Securities (USA), Inc. (the "Company") as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Securities (USA), Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio + Associates LLP

New York, New York
January 24, 2004

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 635,205
Securities owned, at market value	309,183
Due from clearing broker	266,546
Deferred taxes	354,673
Due from Parent and other related parties	41,292
Furniture, equipment and leasehold improvements	
(Net of accumulated depreciation and amortization of $260,251)	163,326
Other assets	104,766
TOTAL ASSETS	$ 1,874,991

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and other liabilities	$ 339,529
Deferred rent	46,223
TOTAL LIABILITIES	385,752
Liabilities subordinated to claims of general creditors	307,200
Stockholder's Equity:	
Common stock ($1 par value; 50,000 shares authorized, 25,000	
issued and outstanding)	25,000
Additional paid-in capital	1,725,000
Accumulated deficit	(567,961)
TOTAL STOCKHOLDER'S EQUITY	1,182,039
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,874,991

The accompanying notes are an integral part of these financial statements.

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	
Commissions	$ 2,478,230
Interest income	5,271
Other	48,047
TOTAL REVENUES	2,531,548
Expenses	
Employee compensation and benefits	555,833
Clearance fees	1,023,389
Research and Communications	151,477
Occupancy and equipment	279,793
Professional fees	109,196
Travel and promotion	77,746
Depreciation and amortization	37,678
Other	46,775
TOTAL EXPENSES	2,281,887
INCOME BEFORE INCOME TAX EXPENSE	249,661
Income tax benefit	68,486
NET INCOME	$ 318,147

The accompanying notes are an integral part of these financial statements.

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Subordinated Liabilities
Liabilities subordinated to the claims of general creditors – January 1, 2003	$ -
Subordinated liabilities entered into during the year	300,000
Interest Accrued as additional subordinated liabilities	7,200
Liabilities subordinated to the claims of general creditors – December 31, 2003	$ 307,200

The accompanying notes are an integral part of these financial statements.

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2003	$ 25,000	$ 4,975,000	$ (886,108)	$ 4,113,892
Withdrawals		(3,000,000)		(3,000,000)
Distributions		(250,000)		(250,000)
Net Income	-	-	318,147	318,147
Balance at December 31, 2003	$ 25,000	$ 1,725,000	$ (567,961)	$ 1,182,039

The accompanying notes are an integral part of these financial statements.

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income		$ 318,147
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	$ 37,678	
(Increase) decrease in operating assets:		
Securities owned, at market value	(269,183)	
Deferred taxes	(354,673)	
Due from clearing broker	(103,922)	
Due from Parent and other related parties	1,634,653	
Other assets	269,028	
Increase (decrease) in operating liabilities:		
Accounts payable and other liabilities	301,043	
Due to broker	(4,522)	
Deferred rent	(5,438)	
Total Adjustments		1,504,664
Net cash provided by operating activities		1,822,811
Cash flows used in investing activities:		
Purchase of furniture, equipment and leasehold improvements	(4,647)	
Net cash used in investing activities		(4,647)
Cash flows used in financing activities:		
Repayment of note receivable from parent	1,309,661	
Subordinated debt	307,200	
Withdrawals and distributions	(3,250,000)	
Net cash used in financing activities		(1,633,139)
Net increase in cash		185,025
Cash, beginning of year		450,180
Cash, end of year		$ 635,205

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION

Non-cash items:	
Disposal of fully depreciated furniture, equipment and leasehold improvements	$ 174,916

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Global Securities (USA), Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company engages primarily in brokerage services with respect to Turkish securities and is a wholly owned subsidiary of Global Menkul Degerler A.S. (the "Parent").

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodian functions relating to the securities.

The Company acts as agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent. These trades are settled on a delivery versus payment basis. The Company maintains a k(2)(i) account for customer payments received in advance. The Company's commissions on foreign securities transactions are collected by the Parent and remitted periodically.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Purchases and Sales of securities and related revenues and expenses are recorded on a trade date basis.

Furniture, equipment and leasehold improvements are recorded at cost (net of accumulated depreciation and amortization). Furniture and equipment are depreciated over their estimated useful lives of five to seven years using the straight-line method. Leasehold improvements are amortized over the life of the lease using the straight-line method.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2003, substantially all of the Company's financial instruments, except the notes from the Parent, are carried at fair value or amounts approximating fair value

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the alternative net Capital Requirements. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2003, the Company had net capital of $585,673, which exceeded the required net capital by $335,673.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs k(2)(i) and k(2)(ii) of that rule.

NOTE 4. - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has a subordinated loan agreement for equity capital in the amount of $300,000, which became effective, May 28, 2003. The loan matures on July 15, 2006 at the aforementioned sum and interest thereon, which accrues as an additional subordinated liability, at the rate of 4% per annum from the effective date.

These borrowings are subordinated to the claims of general creditors, have been approved by the NASD and are available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowing may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and NASD's capital regulations governing the withdrawal of subordinated debt.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities with counterparties who are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transaction. These activities may expose the Company to risk of loss in the event that the counter party is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations.

Substantially all of the Company's cash is held at a bank.

NOTE 6 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2003 the Parent provided market research and technical advice to the Company at no cost. Additionally, the Company received $2,478,230 of commission revenue from the Parent arising from customer trades cleared through the Parent and paid $1,017,857 to the parent in clearing costs associated with these trades.

NOTE 7 - INCOME TAXES

The Company records its income taxes on a separate company basis. The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 7 - INCOME TAXES (continued)

Significant components of the provision for income taxes are as follows:

Current	$ 9,998
Deferred	(78,484)
Total	$ (68,486)

In addition, the Company has a deferred tax asset of approximately $354,673 relating to the net operating loss carryforwards, which begin to expire in 2013.

NOTE 8 - LEASE COMMITMENTS

The Company has a lease for office space expiring in June 30, 2012. A security deposit in the amount for $86,830 from the previous lease has been applied to the lease. Minimum annual rental payments, on the lease are as follows:

Year ending December 31,	
2004	$ 222,960
2005	222,960
2006	222,960
2007	237,369
Thereafter	1,089,774
	$ 1,996,023

Rent expenses incurred on the above lease was approximately $223,108 for the year ended December 31, 2003.

SUPPLEMENTAL INFORMATION

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
AS OF DECEMBER 31, 2003

Credits:		
Stockholder's equity		$ 1,182,039
Liabilities subordinated to the claims of general creditors allowable in computing net capital		307,200
Total credits		1,489,239
Deductions and/or charges:		
Nonallowable assets:		
Investments – non allowable	$ 225,089	
Due from Parent and other related parties	41,292	
Furniture, equipment and leasehold improvements	163,326	
Other assets	454,143	
Contra liabilities	5,296	889,146
Net capital before haircuts		600,093
Haircuts on securities		(14,420)
Net capital		585,673
Minimum net capital requirement		250,000
Excess net capital		$ 335,673

No material difference exist between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17a-5 Part II A filing.

The accompanying notes are an integral part of these financial statements.

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2003

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirement of this Rule.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of
Global Securities (USA), Inc.:

In planning and performing our audit of the financial statements of Global Securities (USA), Inc., (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Global Securities (USA), Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvio + Associates LLP

New York, New York
January 24, 2004